UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 000-51635

KODIAK OIL & GAS CORP.
(Translation of registrant’s name into English)

1625 Broadway, Suite 330 Denver, Colorado 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KODIAK OIL & GAS CORP.
Date: October 3, 2006	By:	/s/ Lynn A. Peterson
Name: Lynn A. Peterson Title: President

FOR IMMEDIATE RELEASE ON MONDAY, OCTOBER 2, 2006

KODIAK OIL & GAS STRENGTHENS TECHNICAL TEAM WITH

ADDITION OF COMPLETION ENGINEER

DENVER – October 2, 2006 (PR Newswire) – Kodiak Oil & Gas Corp. (AMEX & TSX Venture: KOG), an oil and gas exploration and production company with assets in the Vermillion and Williston Basins, today announced that Brian P. Ault will join the Company as Manager of Operations, effective immediately.

Mr. Ault brings 20 years of extensive Rocky Mountain oil and gas experience, most recently as Vice President and Operations Manager for Ultra Petroleum Corporation (AMEX: UPL). While at Ultra from 1998 to 2006, Ault was responsible for operations in two prolific natural gas fields - the Pinedale Anticline and Jonah Field. In that time, Ault and his team increased recoverable well reserves between the two projects by a total of 1.8 Bcfe and also reduced the total costs of wells by a total of $1.6MM. He was promoted to his last position in 1999 after serving as Chief Completions Engineer in the late 1990s. Previous to joining Ultra, Ault served as strategic planning engineer for the San Juan Division of Burlington Resources. He also held various engineering positions at independent Rocky Mountain operators following his graduation from Marrietta College with a Bachelor of Science in Petroleum Engineering.

Mr. Ault will join George Ogden, who has served as a drilling consultant to Kodiak over the past sixteen months focusing on its Williston Basin operations, in the planning and implementation of Kodiak’s drilling program in the Vermillion Basin. Mr. Ogden has extensive experience supervising tight-gas drilling operations in the Pinedale and Jonah fields. He was Drilling Superintendent and a consultant for Ultra Petroleum from 1997 to 2005. In his time working the two fields, Ogden supervised drilling, permitting and construction and other well-site supervision duties. In his lengthy Rockies career, Ogden has been employed by several drilling contractors including Nabors Drilling and Signal.

In other news, Kodiak entered into an agreement to acquire the remaining 10% working interests under 10,950 gross acres or 1,095 net acres in the North Trail/Chicken Ranch area on October 1, 2006. The acreage was acquired from a private company and the transaction is expected to close on October 10.

Kodiak’s first well to test the Baxter Shale and Frontier and Dakota sands, the North Trail-State #4-36 (100% WI – Kodiak operated), will be drilled to a proposed total depth of 14,625 feet. Location work is complete and drilling operations are expected to commence the week of October 9th. Company engineers estimate drilling time to total depth of 50 days. Drilling and completion costs are estimated at approximately $5.5 million.

Management Comment

Lynn Peterson, CEO and President of Kodiak Oil & Gas, said: "We are pleased to attract technical talent of this magnitude to Kodiak. Together, Brian and George bring a wealth of knowledge and technical expertise in drilling and completing tight-gas and deep-gas wells in the Green River Basin. Their contributions will immediately benefit Kodiak and its technical team. The recent acquisition of the remaining interests allows us to completely control our drilling program during 2006 and beyond."

About Kodiak Oil & Gas Corp.

Kodiak Oil & Gas, headquartered in Denver, is an independent energy exploration and development company focused on exploring, developing and producing oil and natural gas in the Williston and Greater Green River Basins in the U.S. Rocky Mountains. For further information, please visit www.kodiakog.com. The common shares of the Company are listed for trading on the American Stock Exchange and the TSX Venture Exchange under the symbol “KOG.”

Forward-Looking Statements

This press release includes statements that may constitute "forward-looking" statements, usually containing the words "believe," "estimate," "project," "expect" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, fluctuations in the prices of oil and gas, uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and timing of development activities, competition, operating risks, acquisition risks, liquidity and capital requirements, the effects of governmental regulation, adverse changes in the market for the Company's oil and gas production, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Mr. Lynn A. Peterson, President, Kodiak Oil & Gas Corp., +1-303-592-8075

Mr. David Charles, EnerCom, Inc. +1-303-296-8834

Ms. Heather Colpitts, Associate Account Manager, CHF Investor Relations, +1-416-868-1079 x.223

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